Waddell & Reed, Inc.'s Exemption Report

Waddell & Reed, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2019 to December 31, 2019 except as described below.

During the period from January 1, 2019 to December 31, 2019, the Company failed to promptly transmit 2,175 customer checks made payable to the Company, unaffiliated companies or non-proprietary mutual funds, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(i). Out of the total of 2,175 exceptions, 38% occurred in first quarter, 35% occurred in second quarter, 21% in third quarter and 6% in fourth quarter.

During the period from January 1, 2019 to December 31, 2019, the Company failed to promptly transmit 328 customer checks made payable to its clearing broker, received through its home and field office, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(ii). Out of the total of 328 exceptions, 23% occurred in first quarter, 20% in second quarter, 22% in third quarter, and 35% in fourth quarter.

Waddell & Reed, Inc.

I, Michael Daley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Senior Vice President and Chief Accounting Officer

February 21, 2020